UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                                    SCHEDULE 13D
                      Under the Securities Exchange Act of 1934
                                 (Amendment No. 4)*
                           -------------------------------
                                 PREMIER PARKS INC.
                                  (Name of Issuer)

                            Common Stock, $.01 par value
                           (Title of Class of Securities)

                                       886506
                                   (CUSIP Number)
                          --------------------------------
                                  Paul A. Biddelman
                                Hanseatic Corporation
                             450 Park Avenue, Suite 2302
                              New York, New York 10022
(Name, Address and Telephone Number of Person Authorized to Receive
                             Notices and Communications)

                           -------------------------------

                                   August 15, 1995
               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box.
                               ------
Check the following box if a fee is being paid with the statement.

      ------
(A fee is not required only if the reporting person: (a) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  886506

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION  NO. OF ABOVE PERSON

     Hanseatic Corporation

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)   X
         -----

     (b)
         -----

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     00

5     CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)

     -----

6    CITIZENSHIP OR PLACE OR ORGANIZATION

     New York

NUMBER OF SHARES BENEFICIALLY  OWNED BY EACH REPORTING PERSON WITH:

7    SOLE VOTING POWER

     14,647,883 (see footnote 1)

8    SHARED VOTING POWER

     --

9    SOLE DISPOSITIVE POWER

     14,647,883 (see footnote 1)

10   SHARED DISPOSITIVE POWER

     --

11    AGGREGATE AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING
PERSON

      14,647,883 (see footnote 1)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN  SHARES*

      ------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      45.1% (see footnote 2)

14    TYPE OF REPORTING PERSON*

      CO

-----------------
(1) Includes 8,024,242 shares (the "New Conversion Shares") issuable upon conversion of shares of Series A 7% Cumulative Convertible Preferred Stock.

(2) Based upon an aggregate of 24,419,500 shares outstanding at September 27, 1995, plus the New Conversion Shares.

CUSIP NO.  886506

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION  NO. OF ABOVE PERSON

      Wolfgang Traber

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

      (a)
         -----

      (b)
         -----

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      Not applicable

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      -----

6     CITIZENSHIP OR PLACE OR ORGANIZATION

      Germany

NUMBER OF SHARES BENEFICIALLY  OWNED BY EACH REPORTING PERSON WITH:

7     SOLE VOTING POWER

      --

8     SHARED VOTING POWER

      14,647,883 (see footnotes 1 and 2)

9     SOLE DISPOSITIVE POWER

      --

10    SHARED DISPOSITIVE POWER

      14,647,883 (see footnotes 1 and 2)

11    AGGREGATE AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING
PERSON

      14,647,883 (see footnotes 1 and 2)

12    CHECK BOX IF THE AGGREGATE AMOUNT  IN ROW (11) EXCLUDES
      CERTAIN SHARES*

      -----

13    PERCENT OF CLASS REPRESENTED BY AMOUNT  IN ROW (11)

      45.1% (see footnote 3)

14    TYPE OF REPORTING PERSON*

      IN

---------------
(1)   Represents shares beneficially owned by Hanseatic
Corporation;
      the undersigned holds in excess of a majority of the shares of capital stock of Hanseatic Corporation.

(2)   Includes the New Conversion Shares.

(3) Based upon an aggregate of 24,419,500 shares outstanding at September 27, 1995, plus the New Conversion Shares.

                               INTRODUCTORY STATEMENT

      Pursuant to Reg. Section 240.13d-2, this Amendment No. 4 to
Schedule 13D discloses changes in the Statement on Schedule 13D dated October 30, 1992, as amended by Amendment No. 1 thereto dated March 8, 1993, Amendment No. 2 thereto dated July 28, 1993 and Amendment No. 3 thereto dated October 12, 1994 (together, the "Amended Statement on Schedule 13D"), filed jointly by Hanseatic Corporation ("the "Stockholder") and Wolfgang Traber ("Traber"), and therefore does not restate the items therein in their entirety. No person or entity responding hereunder shall be responsible for the completeness or accuracy of any information contained herein with respect to any other person or entity.

      On August 15, 1995, the Stockholder, as more fully described under items 3, 4 and 5(c) herein, acquired (i) 132,400 shares (the "Preferred Shares") of the Series A 7% Cumulative, Convertible Preferred Stock, $1.00 par value (the "Preferred Stock"), of Premier Parks, Inc. (the "Corporation"), which are convertible into 8,024,242 shares (the "New Conversion Shares") of the common stock, $.01 par value (the "Common Stock"), of the Corporation, and (ii) 3,827,345 shares of Common Stock, in connection with the conversion of $4,560,000 principal amount of the Corporation's 9.5% Senior Subordinated Convertible Note (the "Convertible Note") held by the Stockholder.


Item 3.      Source and Amount of Funds or
             Other Consideration.
             -----------------------------

      The funds, in the amount of $13,240,000, used by the Stockholder in purchasing the Preferred Shares were provided by certain clients of the Stockholder for whom the Stockholder invests on a discretionary basis. The 3,827,345 shares of Common Stock acquired by the Stockholder on August 15, 1995 were issued by the Corporation in connection with the conversion by the Stockholder of the previously reported Convertible Note, of which 179,345 shares of the Common Stock were issued by the Corporation to the Stockholder in exchange for the Stockholder's agreement to convert the Convertible Note on such date.


Item 4.      Purpose of Transaction.
             ----------------------

      On August 15, 1995, the Corporation issued the Preferred Shares to the Stockholder pursuant to a subscription agreement accepted by the Corporation in connection therewith (the "Subscription Agreement"). The Preferred Shares, each valued at $100 (plus accrued and unpaid dividends), are convertible into shares of Common Stock at the conversion price of $1.65 per share, and, accordingly, are convertible into 8,024,242 shares of Common Stock.

      As previously reported by the undersigned, pursuant to the Convertible Note Purchase Agreement dated March 3, 1993 under which the Stockholder acquired the Convertible Note, as long as the holders of notes issued thereunder or their successors hold or have the right to acquire at least 2,800,000 shares of Common Stock, the Corporation will use its best efforts to take such action so that its board of directors will include one member selected by the holders of a majority of all shares issued under such notes, unless any single holder, together with its affiliates, shall then hold such majority of shares and any officer, director, employee, agent or other affiliate of such holder is then a member of the board of directors of the Corporation. Since December 1992, Paul A. Biddelman, an officer of the Stockholder (which holds a majority of the shares issued under such notes), has been a director of the Corporation.

      Except as aforesaid, the Stockholder has acquired all securities of the Corporation which it presently owns as an investment in the performance of the Corporation, seeking appreciation thereof through the efforts of current management of the Corporation. The Stockholder intends to continue to review its investment in the Corporation and to discuss with management the Corporation's strategies, goals and operations, and the Stockholder may in the future change its present course of action with a view towards otherwise influencing the strategic goals and operations of the Corporation, and, in the event of conversion of the Preferred Shares or otherwise, the Stockholder may acquire additional shares of Common Stock. On the other hand, the Stockholder may determine to dispose of all or a portion of the Common Stock which it now owns or may hereafter acquire. In reaching any conclusions as to the foregoing, the Stockholder will take into account various factors, including the Corporation's business and prospects, general economic conditions and money and stock market conditions.

      Pursuant to Rule 13d-4, any statements by Traber herein shall not be construed as an admission that Traber is, for purposes of
Section 13(d) or 13(g) of the Securities Exchange Act of 1934 (the "Exchange Act"), the beneficial owner of any securities of the Corporation. Traber does not intend to exercise any power to vote or to direct the vote, or to dispose or to direct the disposition of any securities of the Corporation that he may be deemed beneficially to own except as determined by management of the Stockholder.

      Except as stated in response to Item 4 of the Amended
Statement on Schedule 13D, as amended herein, neither the Stockholder nor Traber have any plans or proposals which relate to or would result in any other action specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.      Interest in Securities of the Issuer.
             ------------------------------------

      (a) As of September 27, 1995, the Stockholder beneficially owned, for purposes of Rule 13d-3 under the Exchange Act, 14,647,883 shares of Common Stock (including the New Conversion Shares), constituting, to the best of the knowledge of the Stockholder, 45.1% of the issued and outstanding shares of Common Stock. The foregoing calculation is based upon an aggregate of 24,419,500 shares of Common Stock outstanding at September 27, 1995.

      Traber holds in excess of a majority of the shares of capital stock of the Stockholder and, accordingly, may be deemed beneficially to own the securities of the Corporation held by the Stockholder. As disclosed by such persons to the Stockholder, none of the executive officers or directors of the Stockholder set forth on Annex 1 to the Amended Statement on Schedule 13D beneficially own any shares of the Common Stock.

      (b) All of the shares stated above as beneficially owned by the Stockholder are held by the Stockholder with sole power to vote or to direct the vote thereof, and with sole power to dispose or to direct the disposition thereof. All securities of the Corporation that may be deemed to be beneficially owned by Traber are held with shared power to vote or to direct the vote thereof, and with shared power to dispose or to direct the disposition thereof, with the Stockholder.

      (c) On August 15, 1995, the Stockholder acquired (i) the Preferred Shares, for a per share price of $100, in a privately negotiated transaction pursuant to the Subscription Agreement, and
(ii) an aggregate of 3,824,345 shares of Common Stock in connection with the conversion of the Convertible Note, of which 179,345 shares were issued by the Corporation in exchange for its privately negotiated agreement with the Stockholder to convert the Convertible Note. Since the filing of the most recent prior amendment to the Amended Statement on Schedule 13D, neither the Stockholder nor Traber, nor any executive officer nor director identified on Annex 1 to the Amended Statement on Schedule 13D effected any other transaction in the Common Stock.

      (d) Those clients of the Stockholder who provided funds for the acquisition by the Stockholder of its investment in the Corporation (including the Preferred Shares) have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities. No such client's interest in such dividends or proceeds relates to more than five percent of the outstanding Common Stock (including the New Conversion Shares), except for the interests, respectively, of Atalanta Investments Ltd., a British Virgin Islands company, Atlantic Security Bank, a Grand Cayman company, and Seabury Holdings Corp., a British Virgin Islands company.

      (e) Not applicable.

Item 6.      Contracts, Arrangements, Understandings or
             Relationships with Respect to Securities of the
Issuer.
             ------------------------------------------------------

      Pursuant to an agreement between the Corporation and the Stockholder, the Stockholder agreed to convert its Convertible Note into shares of Common Stock contemporaneously with the closing of the Corporation's acquisition of Funtime Parks, Inc., in exchange for the issuance, upon such conversion, of 179,345 shares of Common Stock. A copy of such agreement is included as an exhibit hereto and by this reference incorporated in its entirety in response to this item.

      As more fully described in the certificate of designation filed with the Secretary of State of Delaware in evidence of the Preferred Stock (the "Certificate of Designation"), the Preferred Stock accrues cumulative dividends, payable at the Corporation's option either in cash or additional shares of Preferred Stock, at a rate of 7% per annum. Each share of Preferred Stock is entitled to 60.6 votes on each matter submitted for a stockholder vote, with the holders of the Common Stock and Preferred Stock voting together as a single class. Under specified circumstances, the Corporation may redeem the Preferred Stock. The description of the terms of the Preferred Stock set forth under Item 4 and this Item 6 is qualified in its entirety by reference to the Certificate of Designation.

      In connection with the placement of the Preferred Stock, the Corporation granted the purchasers thereof certain rights to require the Corporation to register the shares of Common Stock into which the Preferred Stock is convertible under the Securities Act of 1933, including two demand registration rights exercisable after December 31, 1996. The description of such registration rights is qualified in its entirety by reference to the Subscription Agreement included as an exhibit hereto which, by this reference, is incorporated in response to this item.

      In August 1995, the Corporation and the Stockholder also entered into agreements to amend the Stockholder's previously reported registration rights, to provide that the Stockholder's rights to a shelf registration in connection with its 1992 and 1994 subscriptions to Common Stock, and its demand registration rights in connection with shares issued upon conversion of the Convertible Note, would not arise until December 31, 1996. Copies of such agreements are included as exhibits hereto and by this reference incorporated in their entirety in response to this item.

      Except as stated in response to this Item 6 of the Amended Statement on Schedule 13D, as amended herein, neither the Stockholder nor Traber, nor, to the best of the knowledge of the Stockholder, any of the executive officers or directors listed on Annex 1 to the Amended Statement on Schedule 13D, is a party to any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Corporation, including, but not limited to, the transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guaranties or profits, divisions of profit or loss, or the giving or withholding of proxies.


Item 7.      Materials to be Filed as Exhibits.
             ---------------------------------

      Exhibit A - Agreement pursuant to Rule 13d-1(f)(iii)

      Exhibit B -     Subscription Agreement accepted August 14,
1995
                      between the Corporation and the Stockholder

      Exhibit C -     Amendment dated August 1995 to the
Registration
                      Rights Agreement dated March 8, 1993 among
the
                      Corporation, the Stockholder and the other purchasers signatories thereto

      Exhibit D -     Amendment dated August 1995 to the
Subscription
                      Agreements dated October 29, 1992 and October
12,
                      1994, respectively, between the Corporation
and
                      the Stockholder

      Exhibit E -     Conversion Agreement dated July 1995 between
the
                      Corporation and the Stockholder

                                      SIGNATURE

      After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: September 28, 1995                    HANSEATIC CORPORATION



                                             By s/Paul A. Biddelman

----------------------------
                                               Paul A. Biddelman


Dated: September 28, 1995                    s/Wolfgang Traber

------------------------------
                                             Wolfgang Traber

                                  INDEX TO EXHIBITS


Exhibit A  -       Agreement pursuant to Rule 13d-
                   1(f)(iii)

Exhibit B -        Subscription Agreement accepted
                   August 14, 1995 between the
                   Corporation and the Stockholder

Exhibit C -        Amendment dated August 1995 to
                   the Registration Rights
                   Agreement dated March 8, 1993
                   among the Corporation, the
                   Stockholder and the other
                   purchasers signatories thereto

Exhibit D -        Amendment dated August 1995 to
                   the Subscription Agreements
                   dated October 29, 1992 and
                   October 12, 1994, respectively,
                   between the Corporation and the
                   Stockholder

Exhibit E -        Conversion Agreement dated July
                   1995 between the Corporation
                   and the Stockholder